

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Aitan Zacharin
Chief Executive Officer
Greater Cannabis Company, Inc.
15 Walker Avenue, Suite 101
Baltimore, MD 21208

> **Re: Greater Cannabis Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2021**
> **File No. 333-255872**

Dear Mr. Zacharin:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed May 7, 2021

General

1. The securities purchase agreement filed as an exhibit to the current report on Form 8-K dated March 16, 2021 indicates that FirstFire Global Opportunities Fund, LLC (the "Buyer") does not appear to be irrevocably bound to acquire all of the securities being offered for resale. Please revise to remove the common shares underlying the convertible notes that may be issued in connection with the additional closings. Alternatively, please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes that may be issued in connection with the additional closings at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dale S. Bergman